SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934


                                (Amendment No. 1)



                             Corriente Resources Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                                    Common Stock
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                       22027E409
       ------------------------------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2007
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]    Rule 13d-1(b)
      [ x ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  22027E409
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hedgehog Capital LLC
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

     (a)  [ x ]

     (b)  [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     DE
--------------------------------------------------------------------------------


Number of         5. Sole Voting Power.
                                  6,839,919
Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.
                                  6,839,919
Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
            6,839,919

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See Instructions) [ ]


11. Percent of Class Represented by Amount in Row. (9)
            9.1%


12.  Type of Reporting Person. (See Instructions)

            OO

CUSIP No.   22027E409
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Hold River LLC
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     DE
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.
                                  398,800
Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.
                                  398,800
Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
            398,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See Instructions) [ ]


11. Percent of Class Represented by Amount in Row. (9)

            .5%

12.  Type of Reporting Person. (See Instructions)
            OO

CUSIP No.  22027E409
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David T. Lu
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     USA
--------------------------------------------------------------------------------


Number of         5. Sole Voting Power.
                                  7,843,619*
Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.
                                  7,843,619*
Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.
               7,843,619*
               *6,839,919 shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 398,800 shares are owned by Hold River LLC Capital LLC. David T. Lu as managing member of Hold River LLC has sole dispositive and voting power over these shares. 604,900 shares are owned by David T. Lu individually, and David T. Lu has sole dispositive and voting power over these shares.


10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See Instructions) [ ]


11. Percent of Class Represented by Amount in Row. (9)
            10.5%


12.  Type of Reporting Person. (See Instructions)
            IN

Item 1.

          (a) Name of Issuer.
                       Corriente Resources Inc.



          (b) Address of Issuer's Principal Executive Offices.
                       Suite 520-800 West Pender Street
                       Vancouver, British Columbia, V6C 2V6, Canada


Item 2.

          (a) Name of Person Filing.

               (1) Hedgehog Capital LLC

               (2) Hold River  LLC

               (3) David T. Lu

               David T. Lu is the managing member of Hedgehog Capital LLC and has sole voting and dispositive power with respect to shares owned by Hedgehog Capital LLC. David T. Lu is the managing member of Hold River LLC and has sole voting and dispositive power with respect to shares owned by Hold River LLC. David T. Lu has sole voting and dispositive power with respect to shares owned by David T. Lu.

          (b) Address of Principal Business Office or, if none, Residence.
                       1117 E. Putnam Ave #320
                       Riverside, CT 06878

          (c)  Citizenship.

               (1)  DE

               (2)  DE

               (3)  USA

          (d) Title of Class of Securities.

               Common Stock

          (e) CUSIP Number.

               22027E409

Item 3.   (1)

          (2)

          (3)


Item 4.  Ownership.

            Hedgehog Capital LLC


(a)    Amount beneficially owned: 6,839,919

(b)    Percent of class: 9.1%

(c)    Number of shares as to which the person has:

       (i)     Sole power to vote or to direct the vote
               6,839,919

       (ii)    Shared power to vote or to direct the vote __________________.

       (iii)   Sole power to dispose or to direct the disposition of 6,839,919

       (iv)    Shared power to dispose or to direct the disposition of ________.

Hold River  LLC

   (a)   Amount beneficially owned: 398,800

   (b)   Percent of class: .5%

   (c)   Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote 398,800

         (ii) Shared power to vote or to direct the vote __________________.

         (iii) Sole power to dispose or to direct the disposition of 398,800

         (iv) Shared power to dispose or to direct the disposition of _________.


David T. Lu


(a)    Amount beneficially owned: 7,843,619*

(b)    Percent of class: 10.5%

(c)    Number of shares as to which the person has:

       (i) Sole power to vote or to direct the vote 7,843,619*

       (ii) Shared power to vote or to direct the vote __________________.

       (iii) Sole power to dispose or to direct the disposition of 7,843,619*

       (iv) Shared power to dispose or to direct the disposition of ___________.

               *6,839,919 shares are owned by Hedgehog Capital LLC. David T. Lu managing member of Hedgehog Capital LLC has sole dispositive and voting power over these shares. 398,800 shares are owned by Hold River LLC. David T. Lu as managing member of Hold River
               LLC has sole dispositive power over these shares. 604,900 shares are owned by David T. Lu individually, and David T. Lu has sole dispositive and voting power over these shares.


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following [   ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


Item 8.  Identification and Classification of Members of the Group.


Item 9.  Notice of Dissolution of Group.


Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  02/14/08



                             By: /s/ Hedgehog Capital LLC by David T. Lu
                                 ----------------------------------------------
                                             David T. Lu, Managing Member

                             By: /s/ Hold River  LLC by David T. Lu
                                 ----------------------------------------------
                                             David T. Lu, Managing Member

                             By: /s/  David T. Lu
                                 ----------------------------------------------
                                             David T. Lu